UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

GLOBALOPTIONS GROUP, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	73-1703260
(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

75 Rockefeller Plaza, 27th Floor New York, NY	10019
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:
(If applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

(Title of Class)

Item 1.	Description of Registrant’s Securities to Be Registered.

On September 7, 2010, GlobalOptions Group, Inc. (the “Company”) entered into a stockholder rights plan, dated as of September 7, 2010 (the “Rights Agreement”), with Continental Transfer & Trust Company, as Rights Agent (the “Rights Agent”).

On September 7, 2010, in connection with the Company’s entry into the Rights Agreement, the Board approved a Certificate of Designations of the Series A Junior Participating Preferred Stock (the “Certificate of Designations”).  The Certificate of Designations was filed with the Secretary of the State of Delaware and became effective on September 7, 2010.

On September 7, 2010, in connection with the Company’s entry into the Rights Agreement, the Company’s board of directors (the “Board”) authorized the issuance of one right (a “Right”) to purchase one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock, par value $0.001 per share (“Preferred Stock”), at a purchase price of $4.10 (such amount, as may be adjusted from time to time as provided in the Rights Agreement, the “Purchase Price”) for each share of the Company’s outstanding common stock, par value $0.001 per share (“Common Stock”), to stockholders of record as of the close of business on September 17, 2010 (the “Record Date”).

A summary of the materials terms of the Rights Agreement, the Rights and the Preferred Stock is set forth below.  The summary description set forth below is not complete and is qualified in its entirety by reference to the full text of the Rights Agreement, a copy of which is filed herewith as Exhibit 4.1 and is incorporated herein by reference.  A copy of the Certificate of Designations is filed herewith as Exhibit 3.1 and is incorporated herein by reference.

Effectiveness.  The Rights Agreement became effective on September 7, 2010 (the “Effective Date”).  Rights will be issued in respect of all outstanding shares of Common Stock on the Record Date and for all additional shares of Common Stock issued prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights or the Expiration Date (as defined below), except Rights may be distributed in respect of shares of Common Stock issued after the Distribution Date in certain limited circumstances.

Term.  The Rights will expire on the third anniversary of the date the Rights Agreement (the “Expiration Date”), unless earlier redeemed or canceled by the Company as provided below.

Exercisability.  The Rights will become exercisable upon the earlier of the following dates (the “Distribution Date”):

•
the close of business on the tenth calendar day after such date on which the Company learns that a person or group (including any affiliates or associate of such person or group) has acquired, or obtained the right to acquire, beneficial ownership (as defined in the Rights Agreement) of more than 15% of the outstanding Common Stock, or in the case of any person with beneficial ownership of more than 15% of the outstanding Common Stock on the date of the Rights Agreement, such person acquires additional shares of Common Stock representing 1% or more of the then-outstanding Common Stock (subject to certain exceptions) or becomes an affiliate or associate of another person who owns 1% or more of the then-outstanding Common Stock (any such person or group, an “Acquiring Person”); and

•
the close of business on the tenth calendar day (or, unless the Distribution Date previously occurred, such later day as may be specified by the Board), if any, as may be designated by the Board following the commencement of, or first public disclosure of an intention to commence, a tender or exchange offer for shares of Common Stock that could result in a person or group becoming the beneficial owner of more than 15% of the outstanding Common Stock.

Notwithstanding the foregoing, the Board may, in its sole discretion, determine that any person or group will not be deemed to be an “Acquiring Person” for any purposes of the Rights Agreement.

Rights Certificates and Detachability.  Prior to the Distribution Date, the Rights will be represented by the certificates for shares of Common Stock, and the Rights will be transferable only with the related Common Stock certificates and will be automatically transferred with any transfer of the related Common Stock.  After the Distribution Date, the Rights will “detach” from the Common Stock and will be separately transferable.

Terms of the Preferred Stock.  The Preferred Stock will not be redeemable and will be, in ranking as to dividend and liquidation preferences, senior to the Common Stock.  Each share of Preferred Stock will entitle its holder to preferential dividend payments of 1,000 times the aggregate per share amount of all cash dividends and 1,000 times (subject to adjustment under certain circumstances) the aggregate per share amount of all non-cash dividends and other distributions (other than dividends payable in Common Stock) declared per share of Common Stock, as and if declared by the Board.  In the event of liquidation, the holders of Preferred Stock will receive a preferential liquidation payment equal to the accrued and unpaid dividends, plus an amount equal to the greater of (x) $1,000 per whole share or (y) an aggregate amount per share equal to 1,000 times (subject to adjustment under certain circumstances) the aggregate amount to be distributed per share to holders of Common Stock, provided that the liquidation amount to be received by any holder of the Preferred Stock in the event of involuntary liquidation may not exceed $4.10 per share.  The terms of the Preferred Stock do not include the right to vote.  The rights of the Preferred Stock as to dividends and liquidation in the event of mergers and consolidations are protected by customary antidilution provisions as more fully described in the Rights Agreement.  Because of the nature of the Preferred Stock dividend and liquidation rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right (subject to adjustment) should approximate the value of one share of Common Stock.

Dilution Adjustments.  The amount of Preferred Stock issuable upon exercise of the Rights is subject to adjustment by the Board in the event of any change in the Common Stock or Preferred Stock, whether by reason of stock dividends, stock splits, reclassifications, recapitalizations, mergers, consolidations, combinations or exchanges of securities, split-ups, split-offs, spin-offs, liquidations, other similar changes in capitalization, any distribution or issuance of assets, evidences of indebtedness or subscription rights, options or warrants to holders of Common Stock, Preferred Stock or otherwise.

The Flip-In Provision.  Subject to future amendment of the Rights Agreement, at such time as any person or group becomes an Acquiring Person, the holder of each Right will thereafter have the right to receive, upon exercise of the Right and the payment of the Purchase Price, that number of one one-thousandths of a share of Preferred Stock equal to the number of shares of Common Stock that at the time of the applicable triggering transaction would have a market value of twice the Purchase Price.  However, on or after the Distribution Date, any Rights that are or previously were beneficially owned by an Acquiring Person will become null and void and will not be subject to the “flip-in” provision.

The Flip-Over Provision.  In the event the Company is acquired in a merger or other business combination by an Acquiring Person, or 50% or more of the Company’s assets are sold to an Acquiring Person, each Right will entitle its holder to purchase common shares in the surviving entity at 50% of market price (subject to exceptions if the surviving entity does not have common shares registered under the Securities Exchange Act of 1934, as further described in the Rights Agreements).  As with the “flip-in” provision, on or after the Distribution Date, any Rights that are or previously were beneficially owned by an Acquiring Person will become null and void.

Exchange.  After any person or group becomes an Acquiring Person, the Board may elect to exchange each Right (other than Rights owned by an Acquiring Person) for consideration per Right consisting of one-half of the securities that would be issuable at such time upon the exercise of one Right, or, under certain circumstances, an equivalent value in cash, shares of Common Stock or other securities.

Redemption.  The Rights are redeemable by the Board at a redemption price of $0.001 per Right (the “Redemption Price”) any time prior to the earlier of the Distribution Date and the Expiration Date.  Immediately upon the action of the Board ordering the redemption of the Rights, and without any further action or notice, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendment.  At any time prior to the Distribution Date, the Company may, in its sole and absolute discretion, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement, including the date on which a Distribution Date or Expiration Date will occur, the amount of the Purchase Price, the definition of “Acquiring Person” or the time during which the Rights may be redeemed.  From and after the Distribution Date, the Company may amend the Rights Agreement without the approval of any holders of Right Certificates (as defined in the Rights Agreement) (a) to cure any ambiguity or to correct or supplement any provision that may be defective or inconsistent with any other provision of the Rights Agreement, (b) to shorten or lengthen any time period under the Rights Agreement, or (c) to otherwise change or supplement any other provisions in the Rights Agreement in any matter that the Company may deem necessary or desirable and that does not adversely affect the interests of the holders of Right Certificates (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).

Stockholder Rights.  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Item 2.	Exhibits.

Exhibit No.	Description

3.1
Certificate of Designations of Series A Junior Participating Preferred Stock, as filed with the Secretary of State of the State of Delaware on September 7, 2010, incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 8, 2010.

4.1
Rights Agreement, dated as of September 7, 2010, between GlobalOptions Group, Inc. and Continental Transfer & Trust Company, as Rights Agent, which includes the Form of Certificate of Designations of Series A Junior Participating Preferred Stock (Exhibit A), the Form of Rights Certificate (Exhibit B) and the Form of Summary of Rights (Exhibit C), incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 8, 2010.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: September 7, 2010	GLOBALOPTIONS GROUP, INC.

	By:	/s/ Jeffrey O. Nyweide
		Name:	Jeffrey O. Nyweide
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

3.1
Certificate of Designations of Series A Junior Participating Preferred Stock, as filed with the Secretary of State of the State of Delaware on September 7, 2010, incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 8, 2010.

4.1
Rights Agreement, dated as of September 7, 2010, between GlobalOptions Group, Inc. and Continental Transfer & Trust Company, as Rights Agent, which includes the Form of Certificate of Designations of Series A Junior Participating Preferred Stock (Exhibit A), the Form of Rights Certificate (Exhibit B) and the Form of Summary of Rights (Exhibit C), incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 8, 2010.